UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              SpectraScience, Inc.
                                (Name of Issuer)

                           Common Stock $.01 par value
                         (Title of Class of Securities)

                                   84760E-301
                                 (CUSIP Number)

                            Janna R. Severance, Esq.
                              Moss & Barnett, P.A.
                             4800 Wells Fargo Center
                             90 South Seventh Street
                              Minneapolis, MN 55402
                                 (612) 347-0367

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)

                                 August 18, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D

CUSIP No.  84760E-301                                         Page 2 of 7 pages,
                                                              including exhibits

1     NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

            Tom Charbonneau

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                       (b) |_|

      N/A

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

      N/A

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

                            7   SOLE VOTING POWER

                                    2,142,699

                            8   SHARED VOTING POWER

                                     10,285

                            9   SOLE DISPOSITIVE POWER

                                    2,142,699

                            10  SHARED DISPOSITIVE POWER

                                     10,285

                                  SCHEDULE 13D
                                                              Page 3 of 7 pages,
CUSIP No.  84760E-301                                         including exhibits

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,152,984

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

      N/A

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8 percent. Based upon 37,384,075 shares outstanding.

14    TYPE OF REPORTING PERSON*

      IN

                                  SCHEDULE 13D

CUSIP No.  84760E-301                                         Page 4 of 7 pages,
                                                              including exhibits

Item  1. Security and Issuer

      State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

      The equity securities to which this statement relates are common stock, $.01 par value, of SpectraScience, Inc.

      The issuer's name and address is:

      SpectraScience, Inc.
      11568-11 Sorrento Valley Road
      San Diego, CA  92121

Item  2. Identity and Background

      (a)   Name:

            Mr. Thomas Charbonneau is the record holder of all of the common stock which is the subject of this Statement on Schedule 13D, except that he beneficially owns 550 shares held of record by his self-directed IRA and 10,285 shares which are held beneficially and/or of record by his spouse.

      (b)   Business address:

            c/o Stifel Nicolaus, 332 Minnesota Street, #N201, St. Paul, MN
            55101.

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            Mr. Charbonneau is a registered representative of Stifel Nicolaus, Inc., a securities broker-dealer.

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

            The reporting person has nothing to report in response to this Item.

                                  SCHEDULE 13D

CUSIP No.  84760E-301                                         Page 5 of 7 pages,
                                                              including exhibits

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

            The reporting person has nothing to report in response to this Item.

      (f)   Citizenship:

            Mr. Charbonneau is a U.S. citizen.

Item  3. Source and Amount of Funds or Other Consideration

            Not applicable.

Item  4. Purpose of Transaction

            Not applicable.

Item  5. Interest in Securities of the Issuer

      (a) Aggregate number and percentage of the class of securities beneficially owned:

            See cover pages, Items 11 and 13. See also Item 2(a), above.

      (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

            See cover pages, Items 7-10. See also Item 2(a), above.

                                  SCHEDULE 13D

CUSIP No.  84760E-301                                         Page 6 of 7 pages,
                                                              including exhibits

      (c)   Transactions in the securities effected during the past sixty days:

            On or about August 18, 2004, Mr. Charbonneau gifted a total of 550,000 shares of SpectraScience common stock, thus reducing his ownership from 7.2% to 5.8%, as reported in this Amendment No. 1.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

            N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A.

Item  7. Material to Be Filed as Exhibits.

            N/A.

                                    SIGNATURE

      The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2004                 /s/ Tom Charbonneau
                                        ----------------------------------------
                                        Tom Charbonneau